Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP
Computation of Ratio of Earnings to Combined Fixed Charges

	03/31/03	03/31/02	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Income before allocation to Minority Interests, income (loss) from investments in unconsolidated entities, net gain on sales of unconsolidated entities and discontinued operations	$72,165	$89,462	$328,905	$393,120	$360,878	$302,673	$234,920

Interest and other financing costs	80,809	84,331	337,489	352,903	363,851	328,459	243,531
Amortization of deferred financing costs	1,408	1,385	5,748	5,818	5,432	4,024	2,724
Income (loss) from investments in unconsolidated entities	107	226	(3,698)	3,772	2,309	3,850	1,192

Earnings before combined fixed charges and preferred distributions	154,489	175,404	668,444	755,613	732,470	639,006	482,367

Preferred distributions	24,180	24,525	97,151	106,119	111,941	113,196	92,917

Earnings before combined fixed charges	$130,309	$150,879	$571,293	$649,494	$620,529	$525,810	$389,450

Interest and other financing costs	$80,809	$84,331	$337,489	$352,903	$363,851	$328,459	$243,531
Amortization of deferred financing costs	1,408	1,385	5,748	5,818	5,432	4,024	2,724
Interest capitalized for real estate and unconsolidated entities under development	5,437	5,884	27,167	28,174	17,650	8,134	1,620

Total combined fixed charges	87,654	91,600	370,404	386,895	386,933	340,617	247,875

Preferred distributions	24,180	24,525	97,151	106,119	111,941	113,196	92,917

Total combined fixed charges and preferred distributions	$111,834	$116,125	$467,555	$493,014	$498,874	$453,813	$340,792

Ratio of earnings before combined fixed charges to total combined fixed charges	1.49	1.65	1.54	1.68	1.60	1.54	1.57

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.38	1.51	1.43	1.53	1.47	1.41	1.42